UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 06.057.223/0001- 71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 26, 2022

1.       DATE, TIME AND VENUE: on January 26, 2022, at 2 p.m. at the headquarters of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6.000, Lot 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro

.

2. BOARD: Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL NOTICE AND ATTENDANCE: The call notice was waived due to the presence of all members.

4.       AGENDA:

(i) Analysis and decision on the following: (i) the conduction, as well as on the terms and conditions, of the 1st (first) issuance of book-entry commercial notes, without guarantee, single series, of the Company, in the total amount of R$750,000,000.00 (seven hundred fifty million reais) (“Commercial Notes” and “Issuance”, respectively), for public distribution with restricted efforts under the terms of the Instruction of the Brazilian Securities Commission (“CVM”) No. 476, of January 16, 2009, as amended (“Restricted Offering” and “CVM Instruction 476”, respectively) and of article 45 onwards of Law No. 14,195, of August 26, 2021 (“Law No. 14,195”) and of other applicable legal and regulatory provisions;

(ii) the execution, by the Company, of all and any instruments necessary and/or convenient to carry out the Issuance, assume the obligations under the Commercial Notes and implement the Restricted Offering;

(iii) the authorization and ratification to the Board of Executive Officers and other legal representatives of the Company for them to carry out all the acts and adopt all the measures necessary and/or convenient for formalization of the Issuance, including, without limitation, the execution of the Issuance Deed (as defined below), of the contract of distribution of the Restricted Offering, and of all the other Issuance-related documents, as well as any amendments to such instruments; and

(iv) the authorization to the Board of Executive Officers of the Company to contract, among other, the service providers, necessary to the Issuance of the Commercial Notes and Restricted Offering, including, without limitation (1) to the financial institutions forming the system of distribution of marketable securities responsible for the structuring, coordination and intermediation of the distribution of the Commercial Notes, (2) to the legal advisors, (3) to the settlement bank and to the bookkeeper, (4) to the institution responsible for risk rating, (5) to the Trustee and (6) to any other institutions, with definition of the respective fees;

and

(ii) Analysis and resolution on the rectification of item 5.1 of the provisions contained in the Minutes of the Board of Directors' Meeting held on December 7, 2021, which resolved on the issuance of shares within the scope of the Company's stock option program and respective capital increase.

5.       RESOLUTION: The Board of Directors’ members analyzed the Agenda and resolved, by unanimous decision, without any exception:

5.1 Analysis and resolution on the issuance of commercial notes: the members of the Company's Board of Directors, resolved, unanimously and without reservations:

(i)	To authorize the conduction of the Issuance by the Company, with the following main characteristics, which are detailed and regulated within the scope of the “Issuance Deed of the 1st (First) Issuance of Book-Entry Commercial Notes, Without Guarantee, Single Series, for Public Distribution with Restricted Efforts, of Sendas Distribuidora S.A.” (“Issuance Deed”), as well as the execution of the Issuance Deed, other Issuance documents and any amendments to such documents, by the Company’s directors and/or appointed proxies, pursuant to article 17, letter (h) of its Bylaws, regardless of additional approval to that effect at Shareholders’ Meeting.

(a)	Issuance Total Amount: the total amount of the Issuance will be R$ 750.000.000,00 (seven hundred and fifty million), on the Issuance Date (as defined below);

(b)	Issuance Date: for all legal effects, the issuance date of the Commercial Notes shall be defined in the Issuance Deed (“Issuance Date”);

(c)	Issuance Number: the Issuance represents the 1st (first) issuance of the Company’s Commercial Notes;

(d)	Unit Par Value: the unit par value of Commercial Notes, on Issuance Date, shall be R$1,000.00 (one thousand Reais) (“Unit Par Value”);

(e)	Series Number: the Issuance will be carried out in a single series;

(f)	Quantity of Commercial Notes: shall be issued 750.000 (seven hundred and fifty thousand) Commercial Notes;

(g)	Guarantees: the Commercial Notes will not be secured by real or personal guarantees;

(h)	Term and Maturity Date: the Commercial Notes will be effective for 1,095 (one thousand and ninety-five) days from the Issuance Date, and will expire on the date prescribed in the Issuance Deed (“Maturity Date”);

(i)	Form, Type and Proof of Ownership of Commercial Notes: the Commercial Notes shall be issued in book-entry form, without issuance of certificates, and for all legal purposes, the ownership of the Commercial Notes will be evidenced by the savings account statement issued by the Bookkeeper (as defined below) and, also, in relation to the Commercial Notes that are electronically held in custody at B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 (“B3”), by statement issued on behalf of the holder of the Commercial Notes that will serve as evidence of ownership of such Commercial Notes;

(j)	Use of Proceeds: the proceeds from the Restricted Offering will be used for general purposes, including cash reinforcement, regarding those related to agribusiness, that is, business between the Issuer and rural producers, or their cooperatives, in connection with production, sale, processing or industrialization of agricultural products or inputs, specifically related to fruits, greens, vegetables, dairy, poultry and meat. The Company shall send to the Trustee declaration in letterhead signed by the legal representatives, within 1 (one) year from the Issuance Date, attesting the use of proceeds from the Issuance, pursuant to the Issuance Deed, including the Company’s cash flow disclosing the amounts received. Whenever requested in writing by the authorities for purposes of compliance with the standards and requirements of regulatory and inspection agencies, in up to 10 (ten) Business Days from the receiving of the request, or shorter, if so requested by any authority or established by standard, the Company shall send to the Trustee the documents that, according to the respective authorities or regulatory agencies, prove the use of proceeds from the Commercial Notes in the activities listed above;

(k)	Settlement Bank and Bookkeeper: the functions of settlement bank will be exercised by Itaú Unibanco S.A., financial institution headquartered in the City of São Paulo, State of São Paulo, at Alfredo Egydio Aranha Square, 100, Olavo Setúbal Tower, enrolled with CNPJ under the No. 60.701.190/0001-04 (“Settlement Bank”). The functions of authorized bookkeeper will be exercised by Itaú Corretora de Valores S.A., financial institution headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, part, enrolled with CNPJ under the No. 61.194.353/0001-64 (“Bookkeeper”). The Bookkeeper shall be responsible for carrying out the bookkeeping of the Commercial Notes, among other responsibilities defined in the rules issued by CVM and B3. The aforementioned definitions include any other institutions that may succeed the Settlement Bank and/or the Bookkeeper in the provision of services related to the Commercial Notes;

(l)	Trustee: Company shall appoint Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., financial institution headquartered in the City of São Paulo, State of São Paulo, at Rua Gilberto Sabino, 215, 4th floor, Pinheiros, CEP 05425-020, enrolled with CNPJ under the No. 22.610.500/0001-88 (“Trustee”);

(m)	Adjustment for Inflation and Compensation: the Unit Par Value of the Commercial Notes will not be object of adjustment for inflation. The Unit Par Value of the Commercial Notes will be subject to interest remuneration corresponding to accumulated variation of 100% (one hundred percent) of the daily average rates of

DI – one-day Interbank Deposits, “over extra group”, expressed as percentage per year, base 252 (two hundred and fifty-two) Business Days (“DI Rate”), calculated and disclosed daily by B3, in the daily newsletter available on its webpage (http://www.b3.com.br), plus spread up to 1.70% (one point seventy percent) per year, base 252 (two hundred and fifty-two) Business Days (“Compensation”). The Compensation will be calculated on exponential and cumulative basis pro rata temporis per elapsed Business Days, levied on the Unit Par Value of the Commercial Notes, from the Issuance Date or immediately prior Compensation Payment Date (as defined in the Issuance Deed) (including), to the respective Compensation payment date, date of declaration of early maturity, on the date of any Optional Early Redemption or on the date of Early Redemption Offering, whichever occurs first (excluded). The Compensation shall be calculated according to the formula provided in the Issuance Deed;

(n)	Capitalization Period: the Capitalization Period of the Compensation (“Capitalization Period”) is, for the first Capitalization Period, the time gap commencing on the Profitability Start Date, which will correspond to the Issuance Date, including, and ending on the first Compensation Payment Date, excluding, and, for the other Capitalization Periods, the time gap commencing on the immediately prior Compensation Payment Date, including, and ending on the subsequent Compensation Payment Date, excluding. Each Capitalization Period succeeds the previous one without interruption, until the Maturity Date;

(o)	Amortization of Unit Par Value: the Unit Par Value of the Commercial Notes will be amortized on a single date, that is, on the Maturity Date (“Date of Amortization of the Commercial Notes”);

(p)	Placement Plan: the Commercial Notes shall be subject to the Restricted Offering directed exclusively to Professional Investors, as set forth in article 11, of CVM Resolution 30, of May 11, 2021 (“CVM Resolution 30”), in conformity with the placement plan previously agreed between the Company, the intermediary institution of the Restricted Offering (“Lead Underwriter”) and other financial institutions comprising the securities distribution system participating in the Restricted Offering (in conjunction with the Lead Underwriter, the “Underwriters”). The Underwriters shall organize the placement of the total Commercial Notes under the firm guarantee of placement system;

(q)	Distribution, Trading and Electronic Custody: the Commercial Notes will be deposited for (i) primary distribution through Module of Distribution of Assets (“MDA”), managed and operated by B3; and (ii) trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), being the distribution and trading financially settled, and the Commercial Notes electronically held in custody at B3;

(r)	Subscription Price and Means of Payment: the Commercial Notes will be subscribed and paid in cash, in national currency, upon subscription, at the Unit Par Value, according to the payment standards applicable to B3. When the payment can be made in more than one date, the Commercial Note to be paid on another date subsequent to the first payment date, shall be paid considering its Unit Par Value plus Compensation, calculated on pro rata temporis basis from the Profitability Start Date to the actual payment date. The Commercial Notes can be paid with goodwill or negative goodwill, to be defined, when appropriate, at the time of subscription of the Commercial Notes, pursuant to the Issuance Deed;

(s)	Early Maturity: the Commercial Notes and all the obligations in the Issuance Deed are subject to automatic early maturity and to non-automatic early maturity, as prescribed in the Issuance Deed, being the Company immediately required to pay the Unit Par Value, as appropriate, plus respective Compensation due, calculated on pro rata temporis basis, and Default Charges (as defined below) and fines, if any, up to the date of actual payment, observing the respective cure periods, regardless of any warning, interpellation or judicial or extrajudicial notification to the Company or consultation with the holders of Commercial Notes, upon occurrence of Events of Automatic Early Maturity and Events of Non-Automatic Early Maturity, as prescribed in the Issuance Deed (“Events of Automatic Early Maturity” and “Events of Non-Automatic Early Maturity”, respectively);

(t)	Optional Early Redemption: the Company may, as of the date defined in the Issuance Deed, make the Optional Early Redemption of all the Commercial Notes (“Optional Early Redemption”). Upon the Optional Early Redemption, the amount due by the Company will be equivalent to the (a) Unit Par Value of the Commercial Notes to be redeemed, plus (b) Compensation and other charges due and not paid until the Optional Early Redemption date, calculated on pro rata temporis basis from the Profitability Start Date, or date of payment of the former compensation, as appropriate, to the date of actual Optional Early Redemption, levied on the Unit Par Value and (c) premium, to be calculated according to the Issuance Deed (“Optional Early Redemption Premium”). The Optional Early Redemption of the Commercial Notes will only be made through communication sent to the holders of the Commercial Notes with copy to B3, 10 (ten) Business Days prior to the date intended to make the Optional Early Redemption (“Communication of Redemption”), and such communication shall: (a) inform the date of Optional Early Redemption; (b) mention that the amount corresponding to the payment will be the Unit Par Value of the Commercial Notes, plus (1) Compensation, calculated as prescribed in the Issuance Deed and (2) Optional Early Redemption Premium; and (c) disclose any other information necessary to make the Optional Early Redemption;

(u)	Extraordinary Optional Amortization: the extraordinary optional amortization of the Commercial Notes will not be allowed;

(v)	Optional Acquisition: the Company may, at any time, acquire Commercial Notes, in the secondary market, as long as accepted by the respective selling holder of Commercial Notes for amount equal to or lower than the Unit Par Value. The Company shall disclose these acquisitions in the financial statements of the Company. The Commercial Notes purchased by the Company may, at Company's discretion, (a) be canceled; (b) held in treasury or (c) be placed on the market again. The Commercial Notes purchased by the Company to be held in treasury, if and when restored to the market, shall be entitled to the same Compensation applicable to other Commercial Notes.

(w)	Early Redemption Offering: the Company may, at its sole discretion, at any time, carry out Early Redemption Offering of all the Commercial Notes, addressed to all the holders of the Commercial Notes, being assured to all the holders of the Commercial Notes equal conditions to accept the redemption of the Commercial Notes held by them (“Early Redemption Offering”). The Company will carry out the Early Redemption Offering through communication sent to the holders of the Commercial Notes, as prescribed in the Issuance Deed. The Company will carry out the Early Redemption Offering through communication sent to the holders of the Commercial Notes, pursuant to the provisions in the Issuance agreement (“Communication of Early Redemption Offering”), with copy to the Trustee, 10 (ten) Business Days prior to the date intended to make the Early Redemption Offering, and such communication shall inform: (1) the amount of redemption, making it clear if there is premium and its calculation formula, which shall not be negative; (2) how the Company will be notified by the holder of the Commercial Notes that accepts the Early Redemption Offering; (3) the date for redemption of the Commercial Notes and payment to holders of the Commercial Notes, which shall be a Business Day; (4) the place of payment of the Commercial Notes object of the Early Redemption Offering; and (5) other information necessary for decision making and operation by the holders of the Commercial Notes. After the communication of the terms of the Early Redemption Offering, the holders of the Commercial Notes who elect to accept such offering must notify the Company, with copy to the Trustee, within the period and in the form established in the Communication of Early Redemption Offering, which will take place on a single date for all the Commercial Notes object of the Early Redemption Offering, and the Company will only be able to make the early redemption of the number of Commercial Notes defined by their respective holders upon acceptance of the Early Redemption Offering. The Company may condition the Early Redemption Offering to the acceptance of a minimum percentage of Commercial Notes, to be defined by the Company at the time of the Early Redemption Offering. This percentage shall be defined in the Communication of the Early Redemption Offering. The amount due to the holders of the Commercial Notes may correspond to the Unit Par Value of the Commercial Notes to be redeemed, (1) plus Compensation and other charges due and not paid until the date of the Early Redemption Offering, calculated on pro rata temporis basis from the Profitability Start Date, or date of payment of the prior Compensation, as appropriate, to the date of actual redemption of the Commercial Notes object of the Early Redemption Offering, and (2) if appropriate, by applying on the total amount a premium informed in the Communication of Early Redemption Offering, which shall not be negative. The Commercial Notes redeemed by the Company will be cancelled. The Partial or Total Early Redemption resulting from the Early Redemption Offering for Commercial Notes electronically held in custody at B3 will follow the settlement procedures adopted by it. If the Commercial Notes are not electronically held in custody at B3, it will be made through the Bookkeeper. B3 shall be notified by the Company about the Partial or Total Early Redemption resulting from the Early Redemption Offering at least 3 (three) Business Days prior to the date of redemption, through correspondence with the consent of the Trustee.

(x)	Charges in Arrears: in the event of late payment by the Company of any amount due to the holders of Commercial Notes, debts overdue and not paid by the Company will be subject to, regardless of notice, notification or judicial or extrajudicial summons (i) conventional, irreducible and non-compensatory fine of 2% (two percent); and (ii) interest on arrears at the rate of 1% (one percent) per month, from the default date until the date of effective payment; both calculated on the amount owed and unpaid (“Charges in Arrears”);

(y)	Place of Payment: The payments to which the Commercial Notes are entitled will be made by the Company at their respective maturity using, as the case may be: (1) the procedures adopted by B3 for the Commercial Notes held in electronic custody therein; and/or (2) the procedures adopted by the Bookkeeper, for Commercial Notes that are not held in electronic custody at B3;

(z)	Extension of Terms: the terms for payment of any obligation will be automatically extended to the 1st (first) subsequent Business Day, when the maturity date falls on a day in which banks are not open in the place of payment of the Commercial Notes, except when such payments shall be made through B3, in such case the terms will be extended only when the payment date falls in a national holiday, Saturday or Sunday.

(ii)	To execute all and any instruments necessary and/or convenient to carry out the Issuance, assume the obligations under the Commercial Notes and implement the Restricted Offering;

(iii)	To authorize and ratify to the Board of Executive Officers and other legal representatives of the Company for them to carry out all the acts and adopt all the measures necessary and/or convenient for formalization of the Issuance, including, without limitation, the execution of the Issuance Deed, of the contract of distribution of the Restricted Offering, and of all the other Issuance-related documents, as well as any amendments to such instruments; and

(iv)	To authorize the Board of Executive Officers and other legal representatives of the Company to contract service providers, necessary to the Issuance of the Commercial Notes and Restricted Offering, including, the Trustee, the settlement agent, the bookkeeper, the Underwriters and all other service providers for the Restricted Offering, such as legal advisors and B3, among other, being for such purpose authorized to trade, sign the respective contracts and define their respective fees; and

5.2 Analysis and resolution on the rectification of item 5.1 of the provisions contained in the Minutes of the Board of Directors' Meeting held on December 7, 2021, which resolved on the issuance of shares within the scope of the Company's stock option program and respective increase capital: The members of the Board of Directors, unanimously and without restrictions, resolved and approved the correction of item 5.1 of the resolutions contained in the Minutes of the Board of Directors' Meeting held on December 7, 2021, to correct the number of shares issued as a result of the exercise of the option to purchase shares of Series B5 of the Compensation Plan (as defined below) and the respective value of the increase in capital stock, such item becoming effective with the following new wording:

“5.1 Analysis and deliberation on the proposal to issue shares within the scope of the Company's stock option program and the respective capital increase: the members of the Board of Directors discussed (i) the Stock Option Compensation Plan Purchase of Shares Issued by the Company approved at the Extraordinary General Meeting held on December 31, 2020 (“Compensation Plan”) and (ii) the Stock Option Plan of the Company approved at the Extraordinary General Meeting held on December 31 2020 (“Option Plan”, together with the Compensation Plan, the “Plans”) and decided:

As a result of the exercise of the option to purchase shares of Series B5 of the Compensation Plan and Series C5 of the Option Plan, to approve, pursuant to Article 6 of the Bylaws and observing the limit of the Company's authorized capital, the capital increase Company in the amount of R$1,194,147.03 (one million, one hundred and ninety-four thousand, one hundred and forty-seven reais and three cents), through the issue of 175,182 (one hundred and seventy-five thousand, one hundred and eighty and two) common shares, as follows:

(i) 48,735 (forty-eight thousand, seven hundred and thirty-five) common shares, at the issue price of BRL 0.01 (one cent) per share, established in accordance with the Compensation Plan, totaling BRL 487.35 (four hundred and eighty-seven thousand reais and thirty-five cents), related to the exercise of Series B5; (ii) 126,447 (one hundred and twenty-six thousand, four hundred and forty-seven) common shares, at the issue price of R$ 9.44 (nine reais and forty-four cents) per share, established in accordance with the Options, totaling the amount of R$1,193,659.68 (one million, one hundred and ninety-three thousand, six hundred and fifty-nine reais and sixty-eight cents) related to the exercise of Series C5.

According to the Company's Bylaws, the common shares issued will have the same characteristics and conditions and will fully enjoy the same rights, benefits and advantages of the common shares existing on the present date, including dividends and any capital remuneration that may come to be declared by the Company.

In view of the above, the Company's capital stock will increase from the current R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty thousand, two hundred and sixty reais and eighty-seven cents) to R$787,924,407, 90 (seven hundred and eighty-seven million, nine hundred and twenty-four thousand, four hundred and seven reais and ninety cents), fully subscribed and paid in, divided into 1,346,674,477 (one billion, three hundred and forty-six million, six hundred and seventy-six four thousand, four hundred and seventy-seven) common shares without par value”.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. São Paulo, January 26, 2022. Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

January 26, 2022

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.